ARIZONA LAND INCOME CORPORATION
2999 N. 44th Street, Suite 100
Phoenix, Arizona 85018
(602) 952-6800

September 13, 2005

VIA EDGAR CORRESPONDENCE, FACSIMILE AND U.S. MAIL

Mr. Robert F. Telewicz, Jr.

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Arizona Land Income Corporation

Item 4.02 Form 8-K

Filed August 31, 2005

File No. 001-09900

Dear Mr. Telewicz:

This letter responds to your comment letter of September 9, 2005, regarding the Form 8-K filed by Arizona Land Income Corporation (the “Company”) on August 31, 2005. This letter is being faxed to you as well as being sent by U.S. mail, and will also be filed on EDGAR as “correspondence” as instructed in your comment letter. In your comment letter, you asked us to respond to the following comment:

Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-K for the year ended December 31, 2004 in light of the material error you have disclosed. Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year ended December 31, 2005.

The certifying officer of the Company has reconsidered the effect on the adequacy of the Company’s disclosure controls and procedures as of the end of the period covered by the Company’s Form 10-KSB for the year ended December 31, 2004 and again as of August 15, 2005 in light of the restatement disclosed in the Form 8-K filed by the Company with the Commission on August 31, 2005 and in the Company’s Form 10-KSB/A and Form 10-QSB/A filed with the Commission on August 15, 2005. Notwithstanding the aforementioned restatement, the Company’s certifying officer and the Company’s management believe that the Company’s existing disclosure controls and procedures are designed to ensure the timely identification, collection, communication and evaluation of information subject to disclosure under the federal securities laws and that such controls and procedures are both effective and consistent with the Company’s business and internal management and supervisory practices. At this point, the Company has relatively few remaining assets.

Robert F. Telewicz. Jr.

Securities and Exchange Commission

September 13, 2005

The certifying officer has and will continue to assess the adequacy of the Company’s disclosure controls and procedures in connection with any future disposition(s) of such assets, and the Company will undertake appropriate measures to ensure that such disposition(s) is accounted for in accordance with generally accepted accounting principles.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings. The Company also acknowledges that comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. The Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at (602) 952-6824.

Sincerely,

Thomas R. Hislop

Chairman of the Board,

CEO